Mail Stop 3561

June 1, 2006

<u>Via U.S. Mail</u>
BMW FS Securities LLC
300 Chestnut Ridge Road
Woodcliff Lake, NJ 07677

Re: BMW FS Securities LLC
Registration Statement on Form S-3
Filed May 5, 2006
File No. 333-133845

To whom it may concern,

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please note that all page references below correspond to the version of your filing provided by counsel. Please also note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Registration Statement on Form S-3</u>

<u>General</u>

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer

to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

4. We note that your disclosure on page 6 of the base prospectus lists several specific types of credit enhancement that may be used by an issuing entity, and goes on to indicate that "other credit or liquidity facilities" may be used. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown and revise to remove the language quoted above, as well as any other similar "catch-all" language.

Prospectus Supplement

Cover Page

5. We note from page S-16 that subordination of the Class B notes is included as a form of credit enhancement and the priority of payments on the Class A Notes, as discussed on pages S-13 and S-14. Please list the subordination of classes of Notes with other credit enhancements on the cover page. See Item 1102(h) of Regulation AB.

6. Please identify the distribution frequency by class or series, where applicable. See Items 1102(g) of Regulation AB.

7. Please tell us what you mean by the contracts and notes are secured "in most cases" by BMW cars, light trucks, motorcycles and passenger cars. To what else are you referring?

Summary

8. Please provide a brief description of how losses not covered by credit enhancement or support will be allocated. See Item 1103(a)(3)(ix) of Regulation AB.

9. Please provide bracketed disclosure in the summary to indicate that you will identify any enhancement provider referenced in Items 1114(b) and 1115 of Regulation AB, as applicable.

Credit Enhancement, page S-62

10. Please provide bracketed language in an appropriate place in the prospectus supplement to indicate that the financial information for a credit enhancement provider will be provided if the entity is liable or contingently liable to provide payments representing 10% or more. Refer to Item 1114(b) of Regulation AB.

Reserve Account, page S-53

11. Please tell us if or how noteholders will be advised if there is a change in the formula for determining the specified Reserve Account Balance. Similarly advise in regards to a change in the formula for determining the overcollaterization level.

Base Prospectus

Description of the Transfer and Servicing Agreements

Credit and Cash Flow Enhancement, page 61

12. We note your disclosure here and on page 6 of numerous forms of credit enhancement. Please ensure that this section describes all forms of credit enhancement that may be used. A list of credit enhancements is not sufficient. Rather, each credit enhancement should be described in the base prospectus. Refer to Item 1114 of Regulation AB. For instance, add a description here regarding the repurchase obligations to which you refer on page 6.

13. We note from the first paragraph of this section that credit enhancement for a series may cover one or more other series of securities. We also note from the second paragraph of this section that if a form of credit enhancement covers more than one series, securityholders will be subject to the risk that such credit enhancement will be exhausted by claims of securityholders of other series. Please provide us with a legal analysis as to why this arrangement is consistent with the definition of an asset-backed security.

14. We note from the third paragraph of this section that the depositor may in the future establish a reserve account "for a related series" or class of securities even though the prospectus supplement did not provide for the creation of such an account. Please revise to clarify that such a reserve account will not cover more than one series of securities, or advise.

15. As a follow-up to the comment above, please let us know what funds the depositor will use to establish such a reserve account and whether or not any funds comes from money payable to investors.

16. Please revise to clarify that the "swap agreements" are limited to interest rate and currency swaps or revise to discuss any other derivatives you contemplate and tell us how they meet the definition of asset-backed security.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Joshua Ravitz at (202) 551-4817. If you need further assistance, you may contact me at (202) 551-3210.

Sincerely,

Susan Block
Attorney-Advisor

cc: Via Facsimile (917) 777-4299
        Reed Auerbach, Esq.
        McKee Nelson LLP